





CHEMBIO DIAGNOSTICS, INC.

NASDAQ: CEMI

2
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
Buffer
T C
ID
1
Sample
+
Buffer
CHEMBIO

RAPID tests for **EARLIER** treatment

Investor Presentation **June 2013**

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

CHEMBIO

Investment Summary



- Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs) Used Globally

- $25.6MM 2012 Revenues, Profitable
  - >25% CAGR Revenue Growth FY2009-2012

- Patented DPP® - A Platform POCT Technology
  - Oral Fluid HIV Test – FDA-Approved - CLIA waiver pending



- Strong Product Pipeline of Multiplex DPP Products
  - Two New Syphilis Tests for International and US Markets
  - New Government Contracts for Mulitplex Products
  - New Collaboration in Brazil with LabTest

Chembio's Pipeline - $850MM Total Addressable Market

Chembio Pipeline POCT	Total Market Opportunity	Targeted Launch
US HIV	$ 75 MM	Q4-2013
US Syphilis-HIV	$ 75 MM	2H -2014
US HCV*	$100 MM	2015
US OTC-HIV*	$100 MM	2015-2016
US Veterinary (OEM)*	$100 MM	2014
International	$400 MM	2013-2016
Total	$850 MM	2013-2016



* Subject to market assessments/developments, and/or attainment of R&D and regulatory milestones

CHEMBIO

Chembio's Current & Near Term POCT Market Opportunities

HIV Rapid POCTS - Established, Growing Market

- ~50,000 New Infections in US - 2012 ; 2.5 MM Worldwide

- U.S. - Routine Testing USPSTF Recommendation
  - ACA Expanding Coverage by 25MM+

- International - Designation in PEPFAR & Other Donor-Funded Countries' Testing Protocols

Syphilis Rapid POCTS – New Market Opportunity

- Up to 70% HIV-Syphilis Co-Infection in MSM

- Higher Prevalence of Syphilis (1.9MM) than HIV (1.5MM) in Pregnant Women
  - Leverage Global PMTCT Programs
  - All HIV+ Need be Tested for Syphilis & Vice Versa



SURE CHECK® HIV



HIV 1/2 STAT-PAK®



DPP® HIV 1/2 Oral Fluid and Blood Assay



DPP® HIV-Syphilis Assay



DPP® Syphilis Screen & Confirm

CHEMBIO

POCTs - A Growing $10B Global Market
Examples of Product Opportunities for the Long Term

- Labtest Brazil*
- Veterinary Products (OEM)
- Febrile Illnesses Contract with U.S. Gov. Agency*
- Influenza Immunity Contract with CDC Contractor*
- Hepatitis-C and HIV Fourth Generation Tests
  - Associated CDC Recommendations



Lateral Flow Technology

Single parameter tests

DPP® Technology Enabling

Improved Sensitivity, Multiplexing

Signal Enhancement Features

Molecular Amplification Technologies

CURRENT CAPABILITIES

R&D

POTENTIAL NEW CAPABILITIES BEING ASSESSED

*announced May 2013

CHEMBIO

Lateral Flow Rapid HIV Tests Marketed World-Wide

- Total $13.5MM 2012 Revenues

- In U.S. Sold Exclusively through Alere (Clearview®)

  - $7.8MM 2012; $2.6MM Q1'13 vs. $2.5MM Q1'12

- International Sales - Chembio Branded Through Multiple Channels:

  - E.g., PEPFAR, Global Fund UNICEF, etc.

  - $5.7MM 2012

  - $2.3MM Q1'13 92% increase from Q1 '12

  - Significant Potential 2H'13 for Continued International Revenue Growth



Chembio SURE CHECK® HIV 1/2
Alere Clearview Complete® HIV 1/ 2

Chembio HIV 1/2 STAT-PAK ®
Alere Clearview HIV 1/2 STAT-PAK®

U.S. HIV Self-Testing "OTC" Opportunity



- Chembio Uniquely Positioned
- Still Assessing Market Size –
  - OSUR Spending $7MM/QTR on HIV OTC Market Launch
- Filing IDE Q2 2013 for Sure Check® HIV

SURE CHECK HIV HOME TEST





- Touch the blood sample tip to the drop of blood. The tip will fill with blood.



CHEMBIO

Ongoing Collaboration with Brazilian MOH Affiliate Complemented by New Agreement with Labtest

- Five DPP® Products with Brazilian MOH Supplier
  - $10.1MM 2012 Revenues
  - ~$6MM Forecast 2013, Potential of $9MM in 2014.
- New Collaboration with Labtest Brazil*
  - Leading Brazilian IVD Company
  - Addressing Private & Public Markets in Brazil
  - Potential Additional Markets, Contract Manufacturing
  - Assembly & Distribution - DPP® Co-branded
  - 2013 Plan = Initial Products Registrations
  - *announced May 2013







CHEMBIO

DPP® Patented Point of Care Technology

- Proprietary Platform Technology that Uniquely Enables Multiplexing for Higher Value Tests
- Increases Sensitivity as Compared with Lateral Flow Technology
- Validated with Numerous Partners, Regulatory Agencies

Mechanism → **Result**



Conjugate Pad
Sample
DPP®



2
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
T C
Buffer
ID
1
Sample
+
Buffer
CHEMBIO
Screening Test



2
DPP® HIV 1/2
Tampão
1 2 3 4 5 C
ID
1
Amostra
+
Tampão
Bio-Manguinhos
CHEMBIO

Confirmatory/Multiplex Test

CHEMBIO

Chembio DPP® HIV 1/2 Assay FDA-Approved Dec. '12
CLIA Waiver expected Q4 2013

- Superior blood matrix performance over top 4 market share products in early detection study

- Superior Oral Fluid sensitivity v. Market Leader in head-to-head study

- User friendly, safe and efficient SampleTainer™ Sample Collection System

- Separate and reagent free oral fluid collection device



DPP® HIV 1/2 Assay v. Leading Competitor
Superior U.S. Label Claims

	DPP HIV 1/2	Oraquick ADVANCE
Performance Sensitivity* Specificity*	99.9% WB/P/S; 99.8% FS; 98.9% OF 100% FS; 99.9% OF/WB/P/S	(Note: No S or WB claims) 99.6% FS/P; 99.3% OF 99.9% P, 100% FS, 99.8% OF
External Controls	12 month open vial	30 day open vial
Patient Age	2+ years of age	12+ years of age
Result Read Time	25-40 min OF 10-25 min FS/P/WB/S	20-40 min OF/FS/P

DPP® HIV 1/2 Assay superior performance in recent studies (CDC-Mozambique) in "naïve" (undiagnosed) populations for which the test will be utilized, and more published articles on OraQuick market performance

*Note: Orasure conducted its U.S. trials 1999-2001 before widespread deployment of Highly Active Anti-Retroviral Therapy (HAART).

Note: Oral Fluid (OF), Venous Whole Blood (WB), WB Finger Stick (FS), Plasma (P), Serum (S)

CHEMBIO

DPP® Syphilis Screen & Confirm & HIV-Syphilis Multiplex Tests

- Large Global Market Opportunities for Pre-Natal and MSM Screening
  - HIV-Syphilis Comb. Leverages Global PMTCT Funding
  - Syphilis Screen & Confirm
    - 2 Lab Tests (Trep. & Non-Trep.) in 1 POCT
- USAID and WHO Evaluations in Process
  - INDRE (Mexico) Data @100% Sensitivity & Specificity
- Anticipated FDA Submissions in 2013, 2014 Launch
  - Potential International Sales 2013



Selected Financial Data FY2008 –2012



	2012
Total Revenue	$25,611
Product Revenue	$24,327
Gross Profit	$10,790
R&D Expense*	$4,486
Pre-Tax Income	$1,451
Clinical Trial Expense	$1,451

* Non-recurring 2010 $1.5MM R&D Credit from the Affordable Care Act – excluded from 2010 R&D Exp. & 2010 Pre-Tax Income

CHEMBIO

FY2010-2012 - Selected Financial Results

in (000's)	Year Ended Dec 31, 2012		Year Ended Dec 31, 2011		Year Ended Dec 31, 2010	
Net Product Revenues	$ 24,327		$ 17,422		$ 13,516	
Non-Product Revenues	$ 1,283		$ 1,966		$ 3,188	
TOTAL REVENUES	$ 25,610		$ 19,388		$ 16,704	
GROSS MARGIN	$ 10,790	42%	$ 9,390	48%	$ 8,101	48%
OPERATING COSTS:						
Research and development exp.	$ 4,486	18%	$ 4,878	25%	$ 2,586	15%
Selling, general and administrative exp.	$ 4,852	19%	$ 3,424	18%	$ 2,941	18%
	$ 9,338		$ 8,302		$ 5,527	
INCOME FROM OPERATIONS	$ 1,452		$ 1,088		$ 2,574	
OTHER INCOME (EXPENSES):	$ (2)		$ (12)		$ (15)	
NET INCOME-Before Taxes	$ 1,450	6%	$ 1,076	6%	$ 2,559	15%
Income tax (benefit) provision	$ 509		$ (5,133)		$ 46	
NET INCOME	$ 941	4%	$ 6,209	32%	$ 2,513	15%

2012 U.S. Lateral Flow HIV Sales   **$ 7.8 MM**

2012 Ex-U.S. Lateral Flow HIV Sales   **$ 5.7 MM**

2012 Brazil DPP Sales   **$10.1 MM**

CHEMBIO

First Quarter 2012-2013 - Selected Financial Results

in (000's)	3 Mos Ended March 31, 2013			3 Mos Ended March 31, 2012		
Net Product Revenues	$	6,313		$	6,363	
Non-Product Revenues	$	365		$	290	
TOTAL REVENUES	$	6,678		$	6,653	
GROSS MARGIN	$	2,694	40%	$	3,333	50%
OPERATING COSTS:						
Research and development exp.	$	1,045	16%	$	1,379	21%
Selling, general and administrative exp.	$	1,162	17%	$	1,234	19%
	$	2,207		$	2,613	
INCOME FROM OPERATIONS	$	487		$	720	
OTHER INCOME (EXPENSES):	$	1		$	(1)	
NET INCOME-Before Taxes	$	488	7%	$	719	11%
Income tax (benefit) provision	$	171		$	286	
NET INCOME	$	317	5%	$	433	7%

2013 Increased Lateral Flow Revenues – Reduced 2012 Brazil DPP Revenues

CHEMBIO

CEMI Selected Share & Balance Sheet Data

$6MM Common Stock Public Offering Closed on April 3, 2013
1.2MM Shares @ $5.00 per share, $5.450MM Net Proceeds

in millions except per share and daily volume data	
Ticker Symbol (NASDAQ)	CEMI
Price 4/30/13	$4.53
52-Week High	$5.80
52-Week Low	$3.61
Outstanding Shares	9.29
Market Capitalization	$42.07
Fully Diluted Shares	10.01
Managements Holdings	1.62
Avg. Daily Volume (3 mos. to 4/30/13)	32,000
Average Daily Volume (April 2013)	37,800

Options – Mgmt. & Board	Amt.	Avg. Ex. Price
585K	725K	$2.42

($ in 000s)	Pro Forma Mar'13 for Offering Closed 4/3/13 Unaudited	Mar'13 Unaudited
Cash	$8,049	$2,599
Total Current Assets	16,684	11,234
Total Assets	$22,923	$17,473
Total Current Liabilities	3,213	3,213
Total Liabilities	3,213	3,213
Stockholders' Equity	19,710	14,260
Total Liabilities & Stockholders' Equity	$22,923	$17,473

CHEMBIO

Leadership

Executive	Experience	Joined Company
Lawrence Siebert, J.D. Chairman & CEO	1981-1991, Partner, Stanwich Partners, Inc.; 1992-2002 Siebert Associates LLC, Manager; Siebert Capital Corp. , President	2002
Richard Larkin, CPA Chief Financial Officer	2000-2003 CFO of Visual Technology Group; 1987-2000 CFO of Protex International Corp.	2003
Sharon Klugewicz, M.S. Chief Operating Officer	20+ Years at Pall Corporation, most recently as Sen. VP - Scientific & Laboratory Services	2012
Javan Esfandiari, M.S. SVP Research & Development	1993-1997, R&D Director On-Site Biotech; 1997-2000, Co-Founder of Sinovus Biotech AB (Sweden), which was acquired by Chembio in 2000	2000

CHEMBIO

Organization & Facility

- FDA- and USDA-Approved Development & Manufacturing Facility

- All Company Operations in 30,600 Sq. Ft. Leased Facility in Medford, NY

- Pursuing Increased Efficiencies, Automation, Capacity





116	15	29	11
Operations	Reg. & Clinical QA & QC	R&D	SG&A

TOTAL EMPLOYMENT: Approximately 171

Anticipated Developments - 2013-2014

- Oral Fluid HIV Test CLIA Waiver & Launch
  - Direct Distribution in Public Health for Pipeline of Complementary Products
- Expanding International Revenues for Lateral Flow and DPP® Products
- FDA Submission & Approval of Two POCT Multiplex Syphilis Tests Based on DPP® Technology
- New Distribution, Contract Development & OEM Deals
- Acquire/License New Technologies, Product Lines
- Increased Production Capacity

CHEMBIO

Investment Summary



- Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs) Used Globally

- $25.6MM 2012 Revenues, Profitable
  - \>25% CAGR Revenue Growth FY2009-2012

- Patented DPP® - A Platform POCT Technology
  - Oral Fluid HIV Test – FDA-Approved - CLIA waiver pending



- Strong Product Pipeline of Multiplex DPP Products
  - Two New Syphilis Tests for International and US Markets
  - New Government Contracts for Mulitplex Products
  - New Collaboration in Brazil with LabTest